Exhibit 12.1

Nova Biosource Fuels, Inc.

Ratio of Earnings to Fixed Charges—Continuing Operations

	Nine Months ended July 31,	Period from Inception (December 1, 2005) through October 31,
Description	2007	2006
Earnings (Losses)
Pretax income from continuing operations (before adjustment for minority interests)	$(15,309,000)	$(28,515,000)
Plus:
Minority interests in consolidated subsidiaries	6,000	2,000
Fixed charges	121,000	1,426,000
Less:
Interest capitalized	(104,000)	0
Total Earnings (Losses)	$(15,286,000)	$(27,087,000)

Divided by:

Fixed Charges
Interest Costs Expensed	$17,000	$1,426,000
Interest Costs Capitalized	104,000	0
Total Fixed Charges	$121,000	$1,426,000

Ratio of Earnings to Fixed Charges	(126)	(19)

Deficiency	$(15,413,000)	$(28,515,000)